Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE Vote by—Internet 24 Hours—a QUICK Day, 7 Days                a Week EASY or by Mail GENIUS SPORTS LIMITED to Your vote Internet your shares vote authorizes in the same the manner named as proxies if you marked, Votes submitted signed and electronically returned your over proxy the Internet card. must on December be received 18, 2022 by. 11:59 p.m., Eastern Time, INTERNET www.cstproxyvote – .com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the annual general meeting virtually or in person, you will need your 12 digit control number to vote electronically at the annual general meeting. To https://www attend: .cstproxy.com/geniussports/2022 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED GENIUS SPORTS LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 19, 2022 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints David Levy and Jaqueline Grech, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Genius Sports Limited held of record by the undersigned at the close of business on November 9, 2022 at the Annual General Meeting of Shareholders of Genius Sports Limited to be held at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York 10022 and virtually at: https://www.cstproxy.com/geniussports/2022 on December 19, 2022 at 8:00 a.m. or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 THROUGH 7, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The 2022 Proxy Statement and the 2022 Annual Report to Shareholders are available at: https://www.cstproxy.com/geniussports/2022 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS. Please mark your votes like this 1. an ordinary resolution that the annual report, FOR AGAINST ABSTAIN the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2021 be received and approved; 2. an ordinary resolution seeking approval of the FOR AGAINST ABSTAIN re-appointment of Kimberly Williams-Bradley as a Director of the Company; 3. an ordinary resolution seeking approval of the FOR AGAINST ABSTAIN re-appointment of Daniel Burns as a Director of the Company; 4. an ordinary resolution for the reappointment FOR AGAINST ABSTAIN of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission from the end of the AGM until the end of the next annual general meeting of the Company; 5. an ordinary resolution for the reappointment of FOR AGAINST ABSTAIN BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company; 6. an ordinary resolution authorizing the Directors FOR AGAINST ABSTAIN of the Company to determine the remuneration of each Auditor; 7. an ordinary resolution that the Company be FOR AGAINST ABSTAIN and is hereby generally and unconditionally authorized, in accordance with section 315 of the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”), subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: a. the maximum aggregate number of Shares authorized to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2023 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.